Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Details of conference call on financial results for Q2FY2023 of Tata Motors Limited (‘the Company’) with the investor / analysts

October 21, 2022, Mumbai: With reference to our filing dated October 14, 2022, please take note of the link for the live webcast of the conference call scheduled to be held on Wednesday, November 9, 2022 at 6:30 p.m. IST with the Chief Financial Officer of the Company and Jaguar Land Rover Automotive Plc (‘Wholly Owned Subsidiary’) to update on the results for Q2FY2023 of the Company.

Conference Call - Financial Results – Q2FY23

The Conference call to discuss results for Q2FY23 will start from 6:30 P.M. (India time) on 9th November 2022 with the Senior Management of Tata Motors and JLR.

Speakers:	Mr. P B Balaji, CFO, Tata Motors Group Mr. Adrian Mardell, CFO, Jaguar Land Rover
Date:	Wednesday, 9th November 2022
Time:	6:30 PM to 8:00 PM India 9:00 PM to 10:30 PM HK/Singapore, 1:00 PM to 2:30 PM London, UK 8:00 AM to 9:30 AM New York, US

Access Link to Live Webcast:

https://teams.microsoft.com/dl/launcher/launcher.html?url=%2F_%23%2Fl%2Fmeetup-join%2F19%3Ameeting_NTRiZWQwNGEtMzBhNi00MGVjLTg1NjAtMjEwYzIxNzNiNzEy%40thread.v2%2F0%3Fcontext%3D%257B%2522Tid%2522%253A%2522a3fb180d-23c4-44c9-a241-c78109202bd3%2522%252C%2522Oid%2522%253A%252259086e55-868e-4d09-b476-0dba969502ce%2522%252C%2522IsBroadcastMeeting%2522%253Atrue%252C%2522role%2522%253A%2522a%2522%257D%26btype%3Da%26role%3Da%26anon%3Dtrue&type=meetup-join&deeplinkId=62ba25b7-6389-4394-8f5a-8294c3b150c7&directDl=true&msLaunch=true&enableMobilePage=true&suppressPrompt=true

All participants joining through the webcast will be able to listen to the management discussion and the Q&A.

To ask any questions to the management, you can use the Q&A text box on the given link. Please note the link will be active only between the duration of the call.

The results and Investor Presentation will be uploaded on Tata Motors website on 9th November 2022 shortly after the dissemination of the results to the Indian Stock exchanges and will be available at: https://www.tatamotors.com/investors/

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.